Exhibit 99.1

FEMSA Announces the date for its Shareholders’ Meetings

Monterrey, Mexico, March 1, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Ordinary Shareholders’ Meeting and an Extraordinary Shareholders’ Meeting on March 31, 2023, in Monterrey, Nuevo Leon, Mexico (the “Shareholders’ Meetings”). A copy of the formal call for the Shareholders’ Meetings is available in the following link: https://femsa.gcs-web.com/shareholder-meeting-information.

In line with FEMSA’s governance priorities announced in 2022, the proposed size of FEMSA’s Board of Directors will be decreased to 15 from 17 directors.

The detailed proposals for each item of the agendas of the Shareholders’ meetings, including the names and biographies of the persons being nominated to be appointed to FEMSA’s Board of Directors and to the Audit, Corporate Practices and Nominations, and Operations and Strategy committees, are expected to be made available on the FEMSA website: https://femsa.gcs-web.com/shareholder-meeting-information by no later than March 3, 2023.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 1, 2023	| Page 1